AMER SPORTS



08006347

082-01911

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
December 15, 2008 at 3:00 pm

SUPPL

AMER SPORTS LOWERS ITS FULL-YEAR 2008 GUIDANCE

Amer Sports sales has during November and December been below expectations and consequently the company will not reach its EBIT (excluding one-off items) guidance of EUR 80-90 million in 2008. Amer Sports expects its full-year sales in local currencies to be close to last year's level. The weaker-than-expected performance in the fourth quarter reflects both Precor and Winter Sports Equipment.

The demand for Precor's commercial fitness products remained at last year's level until October, but has slowed down during the past two months. As the last quarter of the year is seasonally important for Precor, the weakened market conditions have a big impact on Precor's full-year results. Precor continues to adjust its cost base to the prevailing market conditions.

Within the Winter Sports Equipment business, re-orders are below expectations despite good snow conditions at the start of the skiing season, reflecting retailers' general cautiousness in the current environment. Even if re-orders are slower-than-expected, the Winter Sports Equipment business area's results in 2008 will improve compared with last year as a result of already completed efficiency improving measures.

Amer Sports publishes its full-year 2008 and Q4 results on 5 February 2009.

For further information, please contact:
Tommy Ilmoni, Vice President, IR and Corporate Communications, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

RECEIVED
2008 DEC 30 A 10:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DISTRIBUTION:
NASDAQ OMX
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic, Suunto, Mavic and Arc'teryx. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

PROCESSED
JAN 06 2009
THOMSON REUTERS

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